UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 23)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4		SCHEDULE 13G

1	Names of Reporting Persons: Leonard A. Lauder

2	Check the Appropriate Box if a Member of a Group * (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 (see Item 4)

	6	Shared Voting Power 855,338 (see Item 4)

	7	Sole Dispositive Power 0 (see Item 4)

	8	Shared Dispositive Power 855,338 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 855,338 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row 9 0.4% (see Item 4)

12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer: The Estée Lauder Companies Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices 767 Fifth Avenue New York, NY 10153

Item 2(a)	Name of Person Filing: Leonard A. Lauder (the “Reporting Person”)
Item 2(b)	Address of Principal Business Office or, if none, Residence: 767 Fifth Avenue New York, NY 10153
Item 2(c)	Citizenship: United States of America
Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 518439-10-4

Item 3.	Not Applicable

Item 4.	Ownership

(a)                 As of December 31, 2019, the Reporting Person beneficially owned 855,338 shares of Class A Common Stock held indirectly as a co-trustee of the Leonard A. Lauder 2013 Revocable Trust (“LAL 2013 Revocable Trust”); the Reporting Person disclaims beneficial ownership of all such shares. The shares of Class A Common Stock beneficially owned by the Reporting Person exclude 15,000 shares of Class A Common Stock owned by his spouse for which the Reporting Person disclaims beneficial ownership. The shares owned by the Reporting Person’s spouse are not covered by the Stockholders’ Agreement (defined below).

(b)                 The responses of the Reporting Person to Row (11) of the cover page of this Schedule 13G are incorporated herein by reference. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders. The 855,338 shares of Class A Common Stock beneficially owned by the Reporting Person constitute 0.1% of the aggregate voting power of the Issuer.

(c)                  The responses of the Reporting Person to Rows (5) through (8) of the cover page of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Reporting Person, as a co-trustee of the LAL 2013 Revocable Trust, may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the 855,338 shares of Class A Common Stock directly owned by the LAL 2013 Revocable Trust. In addition, the Reporting Person also may be deemed to have power to vote or dispose, or direct the vote or disposition, of the Class A Common Stock owned by the LAL 2013 Revocable Trust because the Reporting Person can revoke the LAL 2013 Revocable Trust with respect to the shares and receive them as a distribution.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020

/s/ Leonard A. Lauder
	Name:	Leonard A. Lauder

EXHIBIT INDEX

Exhibit No.	Description
A	List of Parties to the Stockholders’ Agreement

EXHIBIT A

List of Parties to the Stockholders’ Agreement (as of December 31, 2019)

Leonard A. Lauder, (a) individually and (b) as Trustee of The Leonard A. Lauder 2013 Revocable Trust

Ronald S. Lauder, (a) individually and (b) as Trustee of The Descendants of Ronald S. Lauder 1966 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, and (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder

LAL Family Partners L.P.

Carol S. Boulanger, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, and (b) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as (a) Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust and (b) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Jane Lauder, as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Joel S. Ehrenkranz, as Trustee of The Leonard A. Lauder 2013 Revocable Trust